SEC Filing

Exhibit 1

American CryptoFed DAO LLC

Constitution



1.	Mission

To create and maintain a monetary system with zero inflation, zero deflation and zero transaction costs. Under no circumstances, should inflation or deflation in the Ducat economy be allowed. Under no circumstances, should American CryptoFed DAO LLC (CryptoFed) charge any transaction fees in any form. A unanimous consent of all outstanding Locke token votes is required to make changes to this section.
      2.	This American CryptoFed DAO LLC Constitution
("Constitution"), including the future smart contracts to execute them, is the operating agreement for CryptoFed, effective on September 15, 2021.

3.	Utility Tokens

To accomplish this mission, CryptoFed will issue the two tokens outlined below.

            3.1	Ducat - An inflation and deflation protected
stable token with unlimited issuance, constrained by zero inflation and zero deflation as defined in this Constitution.
Ducat is used for pricing goods and services, daily transactions, accounting and as a store of value.

            3.2	Locke - A governance token with a maximum
authorized finite number of 10 trillion. Locke is used to stabilize Ducat and for Locke holders to participate in network rulemaking and decision making. Under no circumstances, should the maximum authorized finite number of 10 trillion be changed. A unanimous consent of all outstanding Locke token votes is required to make changes to this section.

            3.3	A token is defined as below, adopting the
definition in the Token Safe Harbor Proposal 2.0 published by the U.S. Securities and Exchange Commission (SEC) commissioner Hester Peirce1:

A Token is a digital representation of value or rights,




1 https://www.sec.gov/news/public-statement/peirce-
statement-token-safe-harbor-proposal-2.0



(i)	that has a transaction history that:

(A)	is recorded on a distributed ledger, blockchain, or
other digital data structure;

(B)	has transactions confirmed through an independently
verifiable process; and

(C)	cannot be modified;

(ii)	that is capable of being transferred between persons
without an intermediary party; and
(iii)	that does not represent a financial interest in a company,
partnership, or fund, including an ownership or debt interest, revenue share, entitlement to any interest or dividend payment.

4.	Organization

            4.1	As the founding organization, MShift, Inc.
(MShift) is the sole member of CryptoFed whose powers and rights will completely and irreversibly become delegated to Locke token holders as defined in this Constitution. The delegation of powers and rights will become automatically effective immediately after the U.S. Securities and Exchange Commission (SEC) declares the effectiveness of CryptoFed's Form S-1 filing for Locke and Ducat token registration. For compliance purposes, MShift will discuss with the SEC and incorporate their comments in future revisions to this Constitution until they declare CryptoFed's Form S-1 filing effective.

            4.2	CryptoFed is a token-based organization with
the goal to reach the decentralized and functional network maturity outlined in the Token Safe Harbor Proposal 2.0, independent of its approval, in less than three years beginning from the effective date of this Constitution.

            4.3	The publicly available identifier used to
operate the smart contracts of CryptoFed is:
blockexplorer.americancryptofed.org.

            4.4	There is no hierarchy, such as an executive
branch, a board of directors, or an advisory board, at CryptoFed. CryptoFed will be decentralized to the extent that a CEO is no longer needed within three years. For the time being, the current CEO is a symbolic position to communicate with regulators together with MShift because regulators, such as the SEC, or other agencies, may require contact people and the founding company to be responsible for document filing.

            4.5	CryptoFed is a fully permissionless, token-based
organization. Any individual or entity who has an account at a participating bank, compliant crypto exchange or organization complying with Know Your Customer (KYC), Anti-Money Laundering
(AML) and money transmitter regulations, can buy Locke and Ducat tokens. Locke and Ducat tokens can be traded permissionlessly on compliant crypto exchanges.

            4.6	Locke tokens represent citizenship, not
ownership. Locke tokens represent voting power on the future of CryptoFed. No matter how acquired, simply holding Locke tokens grants access to voting in governance matters. Under no circumstances, should any individuals, entities, natural persons or legal persons claim ownership of CryptoFed. Under no circumstances, should any individuals, entities, natural persons, or legal persons be excluded from purchasing and owning Locke tokens if they agree to this Constitution and comply with laws and regulations of local governments or jurisdictions, such as AML and KYC.

4.7	Intellectual Property

All rights of existing and future intellectual properties, including issued patents, patent applications, copyrights, trademarks, logos, etc. held by MShift will be permanently, exclusively, and irreversibly licensed to CryptoFed, free of charge. Under no circumstances shall MShift license its intellectual property to individuals or entities other than CryptoFed. Source code will be disclosed for transparency purposes, but the use of the source code will require a business source license subject to authorization by a Locke token vote. MShift will use its initially allocated Locke tokens to maintain, defend and protect its intellectual properties in good faith in courts as needed or at the request by a simple majority of Locke tokens through a valid vote.

4.8	Waiver

In return for being allowed to voluntarily participate in CryptoFed's monetary system and all related activities
("CryptoFed Participation"), all token holders, by holding either Locke or Ducat tokens, understand that CryptoFed Participation involves high risks, including, but not limited to, serious damage and loss. Ducat and Locke token holders agree to accept all risks of CryptoFed Participation, with full knowledge of the risks involved, and to the fullest extent permitted by law, automatically and voluntarily waive all their rights whatsoever. Ducat and Locke token holders by their CryptoFed Participation release and agree not to sue CryptoFed, Mshift, or their shareholders, officers, directors, employees, sub-contractors, sponsors, agents and affiliates ("CryptoFed Initial Development Team, aka CryptoFed IDE"), from all present and future claims, arising as a result of their CryptoFed Participation. CryptoFed IDE is not responsible for any damages arising out of Ducat and Locke token holder CryptoFed Participation, even if those damages are caused by CryptoFed's ordinary negligence or otherwise. Ducat and Locke token holders agree to indemnify and hold harmless CryptoFed and CryptoFed IDE for all claims arising out of their CryptoFed Participation. Token holders understand that this document is intended to be as broad and inclusive as permitted by the laws of the jurisdictions in which CryptoFed Participation takes place and agree that if any portion of this Constitution is invalid, the remainder will continue in full legal force and effect. Ducat and Locke token holders also acknowledge that CryptoFed has not arranged and does not carry any insurance of any kind for their benefit. Ducat and Locke token holders also understand that this Constitution is a contract which eliminates the liability of CryptoFed.

5.	Compliance

            5.1	To participate in the CryptoFed economy, all
individuals and business entities are required to open accounts at CryptoFed participating banks, compliant crypto exchanges or organizations complying with KYC, AML and money transmitter regulations. These banks, exchanges and organizations will issue CryptoFed co-branded wallets with their name and CryptoFed to individuals and entities for the purposes of holding and transacting in Ducat and Locke.

            5.2	Business wallets and personal wallets are two
different types of wallets which may have different features, benefits and requirements.



            5.3	Even though CryptoFed defines Locke and Ducat
tokens as utility tokens, the SEC may elect to classify Locke and Ducat tokens as securities. CryptoFed will seek to register Ducat and Locke tokens with the SEC to ensure compliance with Securities laws and related regulations. On September 15, 2021, CryptoFed will file Form 10 and Form S-1 to become a reporting company and subject itself to ongoing periodic reporting obligations, including but not limited to, Form S-8, S-3, 10-K, 10-Q, 8-K. CryptoFed will seek to outsource the filing tasks via smart contracts to vendors who accept Ducat tokens within one year after the Ducat token is launched.

            5.4	CryptoFed will disclose information as outlined
in the Token Safe Harbor Proposal 2.0 published by SEC commissioner Hester Peirce, independent of its approval, because the proposal provides clear guidance as to what should be disclosed, what the definition of the token should be and to what extent decentralized and functional maturity should be achieved.

6.	Ducat Interest Rate

            6.1	The interest rate for Ducat paid to Ducat
holders by CryptoFed is necessary to establish the monetary policy tool by which CryptoFed adjusts the Ducat money supply. It is equivalent to the Federal Funds Rate used by the Federal Reserve to adjust the money supply of the US dollar. The target interest rate for Ducat should be maintained at 5%, although it is not an entitlement and is subject to adjustment as needed to maintain zero inflation and zero deflation.

            6.2	The interest rate for holding Ducat paid in
Ducat by CryptoFed must be 3% higher than the net of [the upper bound of Federal Funds Rate2 minus inflation rate measured by Personal Consumption Expenditures (PCE) Price Index published monthly by the Bureau of Economic Analysis, Department of Commerce] 3 and will never be negative. A 75% majority of Locke tokens through a valid vote is required to make changes to this section. This section will be annulled when 1 Ducat equals 2 US dollars for a consecutive 12-month period.

2 https://www.newyorkfed.org/markets/reference-rates/effr
3 https://www.bea.gov/data/consumer-spending/main



7.	Compensation to Wallet Issuers

            7.1	All banks, compliant crypto exchanges or
organizations complying with KYC, AML and money transmitter regulations are eligible to be block producers on the CryptoFed Blockchain, an EOS protocol-based sisterchain.
These entities can issue CryptoFed co-branded wallets to their personal and business customers.

            7.2	For 10 years beginning from the effective
date of this Constitution, an amount equal to 10% of the total interest paid by CryptoFed to Ducat holders will be paid by CryptoFed to the co-branded wallet issuers. This compensation to wallet issuers, who are the block producers, is in addition to the interest paid by CryptoFed to Ducat holders.

            7.3	For 10 years beginning from the effective date
of this Constitution, the co- branded wallet issuers will be paid 0.50 Ducat by the CryptoFed for every purchase transaction in Ducat made by their customers via their CryptoFed co-branded wallets.

            7.4	This section will be automatically extended at
each 10-year anniversary unless it is modified by a simple majority of Locke tokens through a valid vote.

8.	Ducat Reward Rate

            8.1	The Ducat reward rate for purchases in Ducat is
necessary to establish the fiscal policy tool by which CryptoFed stimulates the Ducat economy. It is equivalent to the fiscal policy tools of increased government spending or lowering taxes that the Federal Government uses to stimulate the US economy. Rewards are not entitlements and are subject to adjustment as needed to maintain zero inflation and zero deflation.

            8.2	Under no circumstances, should the rewards for
Ducat purchases paid in Ducat by CryptoFed be less than 5.5% of the purchase amount, with the total amount of net rewards per month capped at 5,000 Ducat per personal or business wallet. A 75% majority of Locke tokens through a valid vote is required to make changes to this section.



            8.3	Ideally the reward rate for Ducat purchases paid
by CryptoFed should be maintained at 12%, although that rate can always be adjusted as needed to maintain zero inflation and zero deflation in the Ducat economy.

            8.4	Businesses in both private and public sectors
accepting Ducat will receive minimum 1% and maximum 4% of the purchase amount as compensation for their participation, which is in addition to the rewards paid to purchasers. The actual rewards rate percentage will be guided, adjusted and optimized by Machine Learning in order to maintain zero inflation and zero deflation in the Ducat economy.

9.	Zero Token Acceptance Fees

Under no circumstances, shall transaction fees be charged for accepting Ducat as payment for goods and services. A unanimous consent of all outstanding Locke token votes is required to make changes to this section.

10.	Incentives to Counties, States and Cities

For 10 years beginning from the effective date of this Constitution, counties or states which accept their sales tax receipts paid in Ducat, will receive an additional 0.5% Ducat paid by CryptoFed for every taxable purchase transaction. In addition to counties and states, the first three cities in the same state which accept Ducat as payments for their services will also receive 0.5% Ducat paid by CryptoFed for every taxable purchase transaction in their cities. This section will automatically be extended at each 10-year anniversary unless it is modified by a simple majority of Locke token through a valid vote.

11.	Conversion from Ducat to US Dollars

            11.1	CryptoFed will cover all related transaction
fees incurred when business Ducat holders exchange Ducat to USD-pegged stablecoins or USD on crypto exchanges. A list of eligible, compliant exchanges will be published and updated subject to approval by Locke token holders through a valid vote. If the market exchange rate for Ducat falls below Ducat
: USD = 1:1, CryptoFed will make up the difference in Ducat to ensure business Ducat holders always receive a minimum of $1 USD for every Ducat exchanged.
This section will be automatically annulled when 1 Ducat equals
1.3 US Dollars for a consecutive 12-month period.

            11.2	Individual Ducat holders may exchange Ducat
for USD at market value on compliant crypto exchanges and must pay all related transaction fees themselves, seeing that they always have the option to redeem Ducat at participating merchants for goods and services with zero transactions costs.

12.	Target Equilibrium Exchange Rate

            12.1	Suppose time t is measured in days and
m >= 1 stands for months, then Ducat will be designed to rise against USD according to the deterministic function every day "t" since Ducat deployment (t=0):

1 Ducat = 1 USD * exp(r_1(t)+r_2(t)+...)

Such that

r_m(t) = r_m * t      if (m-1)*T+1<=t<=m*T
r_m(t) = r_m * m * t  if t>m*T
r_m(t) = 0            if otherwise

r_m = (1/T)*ln(PCEr_m / PCEr_{m-1})
PCEr_0 = PCE_0
T = 365/12

PCEr_m is an estimate of the Personal Consumption
Expenditures Price Index by the end of the month m.
The estimate PCEr_m is determined by an exponential least square fit to a subset of the historical PCE data released by the Department of Commerce in previous months m-1,m-2,...etc.

            12.2	When sales tax receipts paid in Ducat exceed
sales tax receipts paid in US dollars in more than 10 States, within 2 years, CryptoFed must start its own personal consumption expenditure price survey via the CryptoFed
Blockchain and replace the United States Bureau of Economic
Analysis' (BEA) monthly PCE price index with a real-time
CryptoFed PCE price index using the same scope of components, weights and formula as the BEA PCE price index. Within 5 years, CryptoFed must implement its own price index, which may have components, weight and formula different from and independent of the BEA PCE price index and which is subject to the approval of a simple majority of Locke tokens through a valid vote.4

13.	Open Market Operations

            13.1	CryptoFed's open market operations, equivalent
to the Federal Reserve's open market operations, refers to the practice of buying and selling between Locke and Ducat on open crypto exchange markets in order to regulate the money supply of Ducat so that the Target





          4 A comparison of PCE and CPI: Methodological
Differences in U.S. Inflation Calculation and their
Implications
https://www.bls.gov/osmr/research-
papers/2017/pdf/st170010.pdf



Equilibrium Exchange Rate between Ducat and USD is maintained and only fluctuates within the 2% variation range5.

            13.2	CryptoFed uses its USD-pegged stablecoin reserve
to buy back Locke as guided by CryptoFed's Linear Quadratic
Gaussian (LQG) controller or Machine Learning in its ordinary course of business to maintain the Target Equilibrium Exchange
Rate. However, CryptoFed must buy back Locke tokens whenever the Locke's price falls 3% below its previous price for a 24-
hour period or falls 5% below its previous price for a 1-hour period. Whenever the Locke's price falls 30% below its previous price for a 24-hour period, CryptoFed has the authority to use all CryptoFed's USD-pegged stablecoins held in reserve to buy back Locke tokens.
            13.3	In the instance that individuals and
businesses aggressively exchange Ducat for USD, to defend the Target Equilibrium Exchange Rate in 12.1, CryptoFed will aggressively buy back Ducat with Locke to reduce Ducat circulation and absorb the selling pressure, the adjustment of which will be guided by CryptoFed's Linear Quadratic Gaussian (LQG) controller. In conjunction, a strong and persistent Ducat selling pressure requires that CryptoFed reduces the Ducat
Rewards Rate to discourage spending Ducat and increases the Ducat Interest Rate to encourage holding Ducat, the adjustment of which will be guided by Machine Learning.

14.	Initial Locke Allocation

            14.1	Out of the total maximum authorized finite
number of 10 trillion Locke tokens, 25% will be reserved for MShift as the founding organization, 10% for merchants, 10% for contributors other than merchants, 10% for refundable auctions on crypto exchanges for price discovery, 5% for R&D and 40% will be exclusively reserved for the purpose of open market operations. All allocated Locke tokens will not be minted until they are distributed.




5 A Closer Look at Open Market Operations.
https://www.stlouisfed.org/in-plain-english/a-closer-look-
at-open-market-operations



            14.2	Out of the total 25% allocated to MShift, a
certain percentage will be used for compensation paid to contributors and 1/5th of this allocation (5% of the total) will be used to maintain, defend and protect the intellectual properties which will be permanently, exclusively, and irreversibly, free of charge, licensed to CryptoFed.

            14.3	Under no circumstances should the 40% (4
trillion) Locke reserve quota be used for other purposes, although the number of Locke tokens held in reserve can be more or less than 4 trillion as a result of open market operations.

            14.4	When the Locke Governance Token market price
reaches $0.50 US dollars per token daily for a consecutive
12-month period, all undistributed Locke tokens from the initial allocation will be reallocated for R&D purposes.

            14.5	CryptoFed will grant R&D funds, free of charge,
to projects on the CryptoFed Blockchain that benefit the Ducat economy, including but not limited to, decentralized exchanges, price index calculations, accounting services, universal identity verification, voting mechanisms, secure email, social media, health care insurance, human resource management and other projects proposed by Locke tokens. The projects and associated budgets require the approval of a simple majority of Locke tokens through a valid vote.

            14.6	Even though CryptoFed defines Locke tokens as
utility tokens, the SEC may classify Locke tokens as securities. In that case, the initial allocation of Locke tokens will be treated as an equity incentive, free of charge.
This Constitution will serve as the Equity Incentive Plan for CryptoFed to issue non-qualified stock options and incentive stock options (ISO) to service providers defined as directors, employees, and consultants pursuant to related laws and regulations. By holding Locke tokens, the recipients by definition contribute to the CryptoFed monetary system, because the CryptoFed token economy depends on mass adoption to generate a network effect and overcome the hurdles of collective action. All stock options are subject to laws and regulations regarding an equity incentive plan for a private company before CryptoFed's Form 10 filing with SEC becomes effective on or around November 16, 2021. After the Form 10 filing becomes effective, all stock options will be subject to laws and regulations regarding equity incentive plans for a public company. Within one week after the Form 10 filing with SEC becomes effective, CryptoFed will file Form S-8 and thereby extend the equity incentive plan to service providers beyond 500-person threshold limitation of related securities laws. Before the Form 10 filing with SEC becomes effective, the administrator of the Equity Incentive Plan will be designated by MShift and CryptoFed with full discretion permitted by related laws. After the Form 10 filing with SEC becomes effective, the details will be described in CryptoFed's Form S-8 filing. Until the SEC declares CryptoFed's Form S-1 effective, all stock options are restricted and untradeable.

            14.7	All names of Locke token holders included in the
initial allocation may appear in disclosure filings required by the SEC, as well as in other regulatory and administrative filings and on CryptoFed's website.

15.	Token Acquisition

            15.1	Purchases, holding and sales of Locke and
Ducat tokens must be done through CryptoFed co-branded wallets or whitelisted wallets compliant with KYC and AML, with exception of the paper certificates for initial allocation of Locke tokens.

            15.2	Ducat tokens can be purchased on compliant
crypto exchanges and can also be earned by providing services and goods to CryptoFed.

            15.3	Locke tokens can be acquired via the initial
allocation, earned by providing services and goods to CryptoFed, and can also be purchased either through refundable auctions or on crypto exchange markets.

            15.4	For price discovery purposes, CryptoFed may
conduct refundable auctions from time to time via compliant crypto exchanges. Proceeds from these token sales must be used for refunding purposes and must be reserved in order to allow purchasers to request full refunds at the original purchase prices via smart contracts. Purchaser refund rights expire if:
a) Locke's price surpasses 5 times the original purchase price, or b) the original Locke tokens are sold, or c) 3 years passes from the original date of purchase, whichever comes first.
After refund rights expire, the corresponding proceeds will be transferred to CryptoFed's USD-pegged stablecoin reserve for Locke buyback.



            15.5	All proceeds either from Locke auctions after
refund rights have expired or from Ducat sales, will be held in CryptoFed's USD-pegged stablecoin reserves for Locke buyback.
No proceeds can be used for other purposes. Locke token buyback is not only an alternative method to refund Locke token holders for their token purchases, but also an effective tool for Ducat redemption. Ducat holders buy goods and services at merchants which in turn will convert the Ducat back to USD on compliant exchanges. CryptoFed must buy back those Ducat tokens on compliant exchanges to maintain the Target Equilibrium Exchange
Rate between Ducat and USD. CryptoFed uses Locke tokens to conduct the Ducat buyback via open market operations. In order to enable Locke to buy back Ducat on an ongoing basis, the USD proceeds from the Ducat sales must be used to constantly buy back Locke on compliant exchanges. Below is the redemption flow.

Ducat Purchaser/ Holder => Ducat => Merchant => Ducat =>
Exchange => USD => Merchant CryptoFed => USD-pegged stablecoin proceeds => Locke buyback => Ducat buyback

15.6	Ducat will not be launched until the Locke token
market price reaches
$0.10 US dollars per token daily for a consecutive one-month period.

16.	Group Treasury

            16.1	CryptoFed will not open or hold any fiat bank
accounts, including USD fiat accounts, at any financial institution. The proceeds from Locke refundable auctions and Ducat sales will be held in the form of USD-pegged stablecoins reserved for buying back Locke.

            16.2	Smart contracts will hold the group treasury.
Treasury funds can only be spent by collective group decisions through a valid vote and payments will be authorized automatically when a vote passes. All Locke and Ducat tokens will be burnt (destroyed) automatically whenever they circulate back to the group treasury, including but not limited to, the process of open market operations.



            16.3	Ducat tokens can always be minted and granted to
CryptoFed's service providers by a simple majority of Locke tokens through a valid vote, as long as zero inflation and zero deflation are maintained.

            16.4	All USD-pegged stablecoins held in reserve and
undistributed and unissued Locke token quota in the initial allocation belong to CryptoFed's group treasury and are dedicated to the specific purposes stated in this Constitution.
The undistributed and unissued Locke token quota in the initial allocation will not be minted until they are distributed.

17.	Voting and Agenda Setting

17.1	Voting Power of MShift Founding Team

Within 3 years beginning from the effective date of this Constitution, the MShift founding team will reduce its collective ownership to 15% or less out of the maximum authorized finite Locke tokens of 10 trillion. Furthermore, starting from the fourth anniversary of the effective date of this Constitution, MShift founding team's collective voting power out of the total Locke tokens outstanding will be reduced 1% annually until the cumulative voting power is reduced to 10% or less, independent of the founding team's total actual ownership of Locke tokens.

            17.2	Except for the MShift founding team, no
individual or entity (including their affiliates) can exercise more than 2% voting power out of the total Locke tokens outstanding, although they can own more than 2% Locke tokens.

17.3	Locke tokens belonging to CryptoFed Group
Treasury have no voting
power.

            17.4	Locke tokens can amend this Constitution by a
simple majority through a valid vote, except for those sections of the Constitution which require a special majority or unanimous consent.

            17.5	Locke tokens have rights to publish proposals
as well as to campaign support for, or opposition to proposals for voting. Once a proposal is supported by more than



10% of the total Locke tokens outstanding, the proposal will be voted on and recorded on the CryptoFed Blockchain within 30 days.

17.6	The Quorum for Locke token voting is 25% of the
total Locke tokens
outstanding.

            17.7	Voting power of Locke token holders will begin
60 days after the SEC declares the effectiveness of CryptoFed's Form S-1 filing so that CryptoFed can have sufficient time to prepare for the voting process.

18.	Governing Law and Jurisdiction

CryptoFed was established pursuant to Wyoming Law and is located in the State of Wyoming. All token holders, by holding Locke and Ducat tokens, agree that this Constitution will be governed and interpreted according to the laws of the State of Wyoming, notwithstanding any conflicts of law principles. If any of these provisions is determined to be unenforceable, that part will be deemed severable and will not affect the enforceability of any other provisions. In addition, all token holders agree to submit to the exclusive jurisdiction of the appropriate state or federal court for Cheyenne, Wyoming.



SIGNATURES

American CryptoFed DAO LLC




Date: September 15, 2021	By:

Name and Tittle: Marian Orr, CEO




MShift Inc.

(Sole Member of American CryptoFed DAO LLC)



Date: September 15, 2021	By:

Name and Tittle: Scott Moeller, CEO, MShift Inc.




MShift Inc.

(Sole Member of American CryptoFed DAO LLC)



Date: September 15. 2021	By:

Name and Tittle: Xiaomeng Zhou, COO, MShift Inc.